UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Amendment No. 1)
(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
(Name of Issuer)

Jianyu Yang

Shanghai Hui Fu Science and Technology Development Co., Ltd.

Bi Zhang

Oakville Holdings Group Limited

Cherrylane Investments Limited

Zheng Cheng

Shanghai Jian Qian Science and Technology Development Co., Ltd.

Bluestone Holdings Limited

Morgancreek Investment Holdings Limited
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

206277 105(1)
(CUSIP Number)

Jianyu Yang	Shuang Zhao, Esq.
Zheng Cheng	Cleary Gottlieb Steen & Hamilton LLP
18/F, Tower A, Global Trade Center	37th Floor, Hysan Place
36 North Third Ring Road East	500 Hennessy Road
Dongcheng District, Beijing 100013	Causeway Bay, Hong Kong
People’s Republic of China	Telephone: +852 2532 3783
Telephone: +86 10 5957 5266

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A Ordinary Shares of the Issuer.

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$124,470,161	$14,426.09

* The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation assumes the purchase of all issued and outstanding Shares (including Shares represented by ADSs) of the Issuer (other than the 59,770,876 Shares (including Shares represented by ADSs) of the Issuer already beneficially owned by the Morgancreek Parties) at a purchase price of $1.73 per Share in cash, or $5.19 per ADS in cash (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement governing the ADSs), and in each case, without interest and net of any applicable withholding taxes. There were 71,948,070 Shares, including Shares represented by ADSs, of the Issuer issued and outstanding that were not beneficially owned by the Morgancreek Parties as of February 9, 2017.

** The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017. The fee is calculated by multiplying the transaction valuation by 0.00011590.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

This Amendment No. 1 (this “Amendment”) is being jointly filed by Jianyu Yang, Shanghai Hui Fu Science and Technology Development Co., Ltd., Bi Zhang, Oakville Holdings Group Limited, Cherrylane Investments Limited, Zheng Cheng, Shanghai Jian Qian Science and Technology Development Co., Ltd., Bluestone Holdings Limited and Morgancreek Investment Holdings Limited (collectively, the “Filing Persons”). This Amendment amends and supplements the Rule 13E-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the Filing Persons on February 9, 2017 (the “Prior Schedule 13E-3”). Terms capitalized and not otherwise defined in this Amendment shall have the meanings assigned to them in the Prior Schedule 13E-3.

It was disclosed in the Prior Schedule 13E-3 that the Filing Persons expected to finance the respective share purchases under the Carlyle SPA and the Solar SPA, which have a long-stop date of March 11, 2017, with the proceeds from the Blue Ocean Notes to be issued pursuant to the Blue Ocean Note Subscription Agreement, which has a long-stop date of March 6, 2017.

Since the closing of the transaction contemplated by each of the Carlyle SPA, Solar SPA and Blue Ocean Note Subscription Agreement had not happened by the long-stop dates as set forth thereunder, the Carlyle SPA and Blue Ocean Note Subscription Agreement were terminated and each party to the Solar SPA has a right to terminate the Solar SPA pursuant to the terms thereof. By filing this Amendment, the Filing Persons hereby withdraw the Prior Schedule 13E-3.

The Morgancreek Parties are exploring alternative equity and/or debt financing for the proposed going private transaction as set forth in the non-binding proposal submitted to the board of directors of Concord Medical Services Holdings Limited on July 11, 2016.

SIGNATURE

After due inquiry and to the best of knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

JIANYU YANG

By: /s/ Jianyu Yang
       Dated: June 13, 2017

SHANGHAI HUI FU SCIENCE AND TECHNOLOGY DEVELOPMENT CO., LTD.

By: /s/ Jianyu Yang
       Jianyu Yang
       Director
       Dated: June 13, 2017

BI ZHANG

By: /s/ Bi Zhang
       Dated: June 13, 2017

OAKVILLE HOLDINGS GROUP LIMITED

       /s/ Bi Zhang
       Bi Zhang
       Director
       Dated: June 13, 2017

CHERRYLANE INVESTMENTS LIMITED

By: /s/ Jianyu Yang
       Jianyu Yang
       Director
       Dated: June 13, 2017

ZHENG CHENG

By: /s/ Zheng Cheng
       Dated: June 13, 2017

SHANGHAI JIAN QIAN SCIENCE AND TECHNOLOGY DEVELOPMENT CO., LTD.

By: /s/ Zheng Cheng
       Zheng Cheng
       Director
       Dated: June 13, 2017

BLUESTONE HOLDINGS LIMITED

By: /s/ Zheng Cheng
       Zheng Cheng
       Director
       Dated: June 13, 2017

MORGANCREEK INVESTMENT HOLDINGS LIMITED

By: /s/ Jianyu Yang
       Jianyu Yang
       Director
       Dated: June 13, 2017